UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2023

Rentberry, Inc.

Delaware	47-4933743
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rentberry, Inc

201 Spear Street, Suite 1100

San Francisco, CA 94105
(Full mailing address of principal executive offices)

(415) 795-7171

(Issuer’s telephone number, including area code)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Rentberry,” “we,” “us,” “our,” or “the Company” refers to Rentberry, Inc. and our subsidiaries on a consolidated basis. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of and for the six months ended June 30, 2023 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Rentberry Inc. (the “Company”) was incorporated under the laws of the State of Delaware on August 28, 2015 with the headquarters in San Francisco, California. Rentberry has developed the closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, our platform automates all the standard rental tasks from submitting personal information, customer offers and eSigning the rental agreement. We are also developing other third-party services and products for our platform as we recently entered into an agreement with Sure Inc. to offer rental insurance. Our goal is to have a fully integrated platform with the third-party service providers in the future.

In its next phase, the Company plans to develop a new type of mid-term residential rental market and offer a new “Flexible Living” solution to the tenants. As part of this goal, the Company plans to partner with homeowners and place modular homes on landplots near large metropolitan cities that would be fully furnished and rented without long-term lease contract. Modular homes would be placed throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates listing as mid-term rental properties, having leases of minimum three months and maximum of one year, on its platform.

Over the past years Rentberry concentrated on its brand recognition and user growth. At the same time, the Company successfully tested various monetization channels. Throughout 2023, Rentberry plans to continue rolling out various monetization functionality on the platform. To date, the Company has been primarily funded through offerings of securities.

The Company’s operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Since Inception, the Company has relied on raising securities to fund its operations. As of June 30, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. As of June 30, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to generate funds through revenue producing activities.

Operating Results

Revenue

For the periods ending June 30, 2023 (“Interim 2023”), the Company had revenue from operations of $83,859 compared to revenue from operations of $119,754 for the six month period ended June 30, 2022 (“Interim 2022”). The Company’s revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms. Specifically, The company generates revenues from applications and credit reports when booking a property on a transactional basis. The company also generates revenue from partnering with other companies for leads and advertising revenue.

Operating Expenses

The Company’s total operating expenses were relatively flat with a 1% increase to $1,597,766 for Interim 2023 compared to $1,585,493 for Interim 2022. The primary drivers of the increase were:

●	a $46,185 increase in general and administrative expenses due to increase in salaries and expenses related to our Reg A+ offering; and

●	a $23,227 increase in selling and marketing related to the increase in social media ads, such as Facebook and Twitter, as well as Google Ads.

Overall we experienced a Net Loss of $1,513,907 for Interim 2023 compared to $1,467,447 for Interim 2022.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We recognize that in the future seasonality may adversely affect our business and cause our results of operations to fluctuate and, depending on our financial circumstances, we may need to seek additional financing to fund operations during seasonal lows.

Liquidity and Capital Resources

Cash and Cash Equivalents

As at June 30, 2023 and December 31, 2022, the Company had $3,680,205 and $5,381,095 in cash and cash equivalents. The decrease of $1,700,890 during Interim 2023 was due to normal day-to-day business activities and expenses combined with the new marketing initiatives undertaken to increase brand recognition and also for the new capital raise on the Republic platform. We believe current capital will be able to fund operations for the next 24 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API).  For the remainder of 2023, we anticipate our average burn rate will be $260,000 per month.

The Company is currently raising money under Regulation Crowdfunding, which commenced May 24, 2023. In addition to the Crowdfunding Offering, the Company may concurrently undertake to raise up to an additional capital, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors. (see “Sources of Liquidity” below). We intend to use any proceeds raised in those offerings to fund operations, pay for sales and marketing, build our infrastruction, and for compensation to current employees as well as hiring additional employees.

Current Assets – Accounts Receivable - shareholders

As at June 30, 2023, shareholders of Rentberry owned $524,553 to the Company that will be paid back by December 31, 2023. These amount were lent to employees and will reduce the bonuses payable to those individuals.  These amounts due are carried on our balance sheet and discussed in Note 3 to the unaudited interim financial statements accompanying this report.

Loans to Related Parties

Our CEO still owes the Company $27,346 from a cash loan initiated in September 2021, and carried on our cash flow statement. The loan carries an annual interest rate of 0.1% and is repayable in full on December 31, 2025. This loan is carried on our cash flow statement as the line item “Cash loaned to shareholders.”

Fixed Assets

As at fiscal year ended December 31, 2022, the Company had fixed assets carried on our balance sheet at a value of approximately $460,000, representing an apartment the Company acquired in Kyiv, Ukraine for $465,000 in 2021. Even though the Company sold this apartment for $100,000 on March 23, 2023, due to the current political situation, the apartment is still in our possession and therefore still included on our balance sheet. The current conflict in Ukraine had a material and negative impact on the value of that property.

Sources of Liquidity

We have increased net cash used in operating activities to $1,420,403 for Interim 2023 compared to $1,182,184 for Interim 2022. There has been a substantial decrease in cash flows related to credit cards to $108,916 for Interim 2023 from $1,000,992 for Interim 2022. In 2022, we were in middle of active Reg A campaign and were using credit cards to pay for all marketing activities for the offering (this includes all internet ads, as well as all social media marketing), as well as daily business activities, such as Amazon servers and various subscriptions.

We also repurchased shares of our Common Stock from one shareholder. During Interim 2023 amounting to a loss of $318,893 related to repurchasing of shares. See also Note 4 to the unaudited interim financial statements accompanying this report.

To date, the Company has been financed by the proceeds of its offerings of securities. The Company commenced an offering of Crowd SAFE Notes under Regulation Crowdfunding  on May 24, 2023. In addition, the Company is selling notes in a concurrent offering under Reg D. As of September 18, 2023, the Company has received $3,001,350 in non-binding commitments to purchase our Crowd SAFE Notes under Regulation Crowdfunding and sold $41,000 under Regulation D. The Company intends to engage in additional capital raises in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

Our primary goal is to build loyal community of homeowners and tenants and to establish a network of modular homes near large metropolitan cities that the Company can offer as available for mid-term rental duration on our platform, add services that monetize our platform, and grow our monthly active users. We also view the ability to rent mid-term properties that are already furnished, without having to commit to a longer than one-year lease, as allowing people to easily move away from hotspots or uncomfortable climates and environments. However, now that the pandemic has ended, people may alter their behavior and contact free renting may not be as important. The Company faces tailwinds as high interest rates keep people away from buying properties and force them to continue renting. Therefore, we see the positive trend in terms of number of people who decide to rent properties. Also employers are increasing the pressure to bring workers back to the office, which may impact our plans to build a mid-term property market. Such a decision might result in people preferring traditional long-term leases or home ownership. We are unable to predict the duration and magnitude of this impact going forward.

The Company acquired an apartment in Kyiv, Ukraine but had to sell this property with the discount due to the situation with the war. See above, “—Liquidity and Capital Resources – Fixed Asset.”

Item 2. Other Information

None.

RENTBERRY , INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

RENTBERRY , INC.

BALANCE SHEET

UNAUDITED

As of June 30, 2023, and December 31, 2022

See Notes to the Financial Statements

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	3,680,205.12	5,381,095.00
Accounts receivable	130,952.67	130,953.00
Accounts receivable – shareholders	524,552.53	524,140.00
Prepaid expenses	206,693.45	206,693.00
Other assets	32,236.20	97,808.00
Total current assets	$4,574,639.97	$6,340,689.00

Fixed assets, net of accumulated depreciation	457,854.07	463,264.00
Intangible assets, net of accumulated amortization	153,964.10	121,888.00
Security deposits	26,666.00	26,666.00
TOTAL ASSETS	$5,213,124.14	$6,952,507.00

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	0.00	16,586.00
Credit cards	108,915.52	0.00
Total current liabilities	$108,915.52	$16,586.00
Total Liabilities	$108,915.52	$16,586.00
STOCKHOLDERS’ EQUITY
Common Stock	3,374.00	3,374.00
Additional paid-in capital	19,109,623.63	19,428,517.00
Retained deficit	-14,008,789.01	-12,495,970.00
Accumulated Other Comprehensive Income	0.00	0.00
Total Equity	$5,104,208.62	$6,935,921.00
Non-controlling interest	$0.00	$0.00
TOTAL LIABILITIES AND EQUITY	$5,213,124.14	$6,952,507.00

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF OPERATIONS

For Six-Month Periods Ending June 30, 2023, and June 30, 2022

See Notes to the Financial Statements

	Six-month period ending	Six-month period ending
	June 30,	June 30,
	2023	2022
Revenues	$83,859.28	$119,754.00

Operating expenses
General and administrative	1,191,103.91	1,202,058.00
Selling and marketing	406,661.97	383,435.00
Total operating expenses	$1,597,765.88	$1,585,493.00

Net Operating Loss	-1,513,906.60	-1,465,739.00

Interest income (expense), net	1,174.39	714.00
Depreciation and amortization (expense)	0.00	0.00
Other income (expense)	0.00	0.00
Tax (provision) benefit	0.00	-2,422.00

Net Loss	$-1,512,732.21	$-1,467,447.00

Basic earnings per share	-0.04	-0.04
Diluted earnings per share	-0.04	-0.04

Other comprehensive income
Unrealized loss on investments in cryptocurrency	0.00	0.00

Total comprehensive loss	$-1,512,732.21	$-1,467,447.00

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT

For the Six-month Period Ending June 30, 2023, and the Year Ending December 31, 2022

See Notes to the Financial Statements

				Accumulated			Non-controlling
			Additional	Other		Total	Shares
	Common Stock		Paid-In	Comprehensive	Retained	Stockholders’	Value
	Shares	Value	Capital	Income (Loss)	Deficit	Equity	Interest	Total
Balance as of June 30, 2021	33,051,193	$3,374	$12,430,181	$174	$(8,872,460)	$3,561,269	$(7)	$3,561,262

Issuance of common stock (Reg A issuances and conversion of SAFE instruments)			$1,865,442			$1,865,442		$1,865,442

Net loss					$(1,467,447)	$(1,467,447)		$(1,467,447)

Balance as of June 30, 2022	$33,051,193	$3,374	$14,295,623	$174	$(10,339,907)	$3,959,264	$(7)	$3,959,257

Balance as of December 31, 2022	33,051,193	$3,374	$19,428,517	$0	$(12,496,057)	$6,935,834	$0	$6,935,834

Net comprehensive loss					(1,512,732)	$(1,512,732)		$(1,512,732)

Stock Buybacks or Repurchases			(318,893)			$(318,893)		$(318,893)

Balance as of June 30, 2023	33,051,193	$3,374	$19,109,624	$0	$(14,008,789)	$5,104,209	$0	$5,104,209

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF CASH FLOWS

For Six-Month Periods Ending June 30, 2023, and 2022

See Accompanying Notes to the Financial Statements

	30-Jun-23	30-Jun-22
Cash Flows from Operating Activities
Comprehensive Income (Loss)	$-1,512,732.21	$-1,467,447.00
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	0.00	0.00
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	0.00	(581,054.00)
(Increase) Decrease in prepaid expenses	0.00	(134,565.00)
Increase (Decrease) in accounts payable	(16,586.00)	0.00
Increase (Decrease) in credit cards	108,915.52	1,000,882.00
Increase (Decrease) in deferred revenue	0.00	0.00
Net cash used in operating activities	(1,420,402.69)	(1,182,184.00)

Cash Flows from Investing Activities
(Acquisition) of fixed and intangible assets	0.00	0.00
Sale / (purchase) of other assets	0.00	0.00
(Increase) Decrease in investments	65,751.80	0.00
Cash loaned to shareholders	(27,345.58)	8,381.00
Net cash provided by investing activities	38,406.22	8,381.00

Cash Flows from Financing Activities
Proceeds from PPP loan	0.00	0.00
Proceeds from SAFE instruments	0.00	0.00
Proceeds from the issuance of stock, net	(318,893.37)	1,865,442.00
Proceeds from treasury stock	0.00	0.00
Net cash provided by financing activities	(318,893.37)	1,865,442.00

Net change in cash and cash equivalents	(1,700,889.84)	691,639.00

Cash and cash equivalents at beginning of period	5,381,094.96	2,577,803.00
Cash and cash equivalents at end of period	$3,680,205.12	$3,269,442.00

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1. Summary of Significant Accounting Policies

The Company

Rentberry, Inc. (the “Company”) was incorporated in the State of Delaware on August 28, 2015 and has offices in San Francisco, California and Ukraine. The Company is a home rental platform offering decentralized, global, long-term rental solutions for tenants and landlords. The platforms offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platform that will attract users.

Going Concern

Since Inception, the Company has relied on raising securities to fund its operations. As of June 30, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. As of June 30, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management’s estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2023, the Company had 3,680,205.12 in cash and cash equivalents comparing to 5,381,095.00 in cash and cash equivalents as of December 31, 2022.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of June 30, 2023, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Rentberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company recorded $5,410 in amortization expense during the period ending June 30, 2023.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending June 30, 2023.

Intangible Assets

The Company accounts for intangible assets (including patents and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1. Summary of Significant Accounting Policies (continued)

Intangible Assets (continued)

The Company amortizes the cost of their intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $2,932 for the six months ending June 30, 2023 and June 30, 2022.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue. The Company’s payments are generally collected upfront. For period ending June 30, 2023 the Company recognized $83,859 in revenue comparing to $119,754 in revenue for the period ending June 30, 2022.

Research and Development

In compliance with ASC 730-10-25, all research and development costs are expensed as incurred.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the impact of ASU 2016-02 on their financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluating the impact of ASU 2018-15 on their financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Account Receivable - Related Party

Accounts receivable related parties consists of amounts due to the Company from other Companies under common ownership of the Company. As of June 30, 2023, this amounted to $524,553. The Company expects to collect the full amount of this from the related entities.

4. Equity

Treasury Stock

During 2023, the board of directors authorized a purchase of 488,488 shares of the Company’s common stock at the aggregate cost of $318,893.

Common Stock

Under the Company’s articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 70,000,000 shares, at $0.0001 par value per share. As of  June 30, 2023, 53,125,380 shares of our common stock are issued and outstanding.

Preferred Stock

Under the Company’s articles of incorporation, the total number of shares of preferred stock that the Corporation has authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of June 30, 2023, no shares have been issued and none are outstanding.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2023 AND JUNE 30, 2022

5. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on August 28, 2015 and has established a presence and operations in the United States. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Crowdfunding Offering

The Company is offering (the “Crowdfunded Offering”) up to $4,759,422 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $4,759,422 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the “Intermediary” aka “Republic” or “Republic.com”). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

As of September 18, 2023, the Company has non-binding commitments of $3,001,350 related to this offering.

Managements Evaluation

The Company has evaluated subsequent events through September 18, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation(1)

2.2	Amended Bylaws(1)

4	Form of Subscription Agreement(1)

5.1	Form of 2020 SAFE Note and Voting Agreement(1)

5.2	Form of 2019 SAFE Note and Voting Agreement(1)

5.3	Stockholders’ Agreement(1)

5.4	Form of 2021 SAFE Note and Voting Agreement(1)

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy(1)

6.2	2020 Employment Agreement of Denys Golubovskyi(1)

6.3	2020 Employment Agreement of Oleksandr Kotovskov(1)

6.4	Equity Grant to Denys Golubovskyi(1)

6.5	Equity Grant to Oleksandr Kotovskov(1)

6.6	Stock Purchase Agreement of Oleksiy Lyubynskyy (August 2015)(1)

6.7	Amendment No. 1 to Stock Purchase Agreement of Oleksiy Lyubynskyy (October 2015)(1)

6.8	Stock Purchase Agreement of Denys Golubovskyi (June 2016)(1)

6.9	Amendment No. 1 to Stock Purchase Agreement of Denys Golubovskyi (November 2018)(1)

6.10	Stock Purchase Agreement of Oleksandr Kotovskov (June 2016)(1)

6.11	Amendment No. 1 to Stock Purchase Agreement of Oleksandr Kotovskov (November 2018)(1)

6.12	Marketing Agreement with Sure HIIS Insurance Services, LLC(1)

6.13	Employment Agreement of Liliia Ostapchuk (2019)(1)

6.14	Stock Purchase Agreement of Denys Golubovskyi (Nov. 2020)(1)

6.15	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)(1)

6.16	Transaction Bonus Plan(1)

6.17	Additional Employment Agreement (Denys Golubovskyi)(1)

6.18	Additional Employment Agreement (Oleksandr Kotovskov)(1)

6.19	Loan Agreement (Sept. 15, 2021)(2) +

6.20	Employment Agreement of Oleksandr Kotovskov (Oct. 2021)(2)+

(1)	Previously filed with the Company’s Offering Statement on Form 1-A (File No. 024-11437).

(2)	Previously filed with the Company’s Annual Report on Form 1-K (filed May 2, 2022).

+	Portion of the exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENTBERRY INC.

By	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	Chief Executive Officer
Date:	September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Oleksiy Lyubynskyy	Date: September 28, 2023
Oleksiy Lyubynskyy
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer